Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cara Therapeutics, Inc. for the registration of $300,000,000 of its common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the financial statements of Cara Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Cara Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

March 1, 2021